Exhibit 99.1

BAYTEX INCREASES OFFER PRICE FOR AURORA

CALGARY, ALBERTA (May 12, 2014) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that it is increasing the consideration payable for Aurora Oil & Gas Limited (“Aurora”) to A$4.20 (Australian dollars) per share (from A$4.10 per share). In addition, Baytex announces that Harbour Advisors (a business unit of CI Investments Inc.) and Stirling Global Value Fund Inc., together holding approximately 17.4 percent of the issued and outstanding Aurora shares, have stated they intend to vote their Aurora shares in favour of the scheme of arrangement (the “Arrangement”) in the absence of a superior proposal.

Baytex will work with Aurora to amend the Scheme Implementation Deed to reflect the increased offer price. The board of directors of Baytex have unanimously approved the revised offer.

The meeting of Aurora shareholders to approve the Arrangement is currently scheduled for Wednesday, May 21, 2014 at 9:30 a.m. (Perth time). The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders, who cast votes. Completion of the Arrangement is anticipated to occur in the first half of June.

Advisory Regarding Forward-Looking Statements

In the interest of providing shareholders and potential investors with information regarding Baytex and Aurora, including management's assessment of future plans, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. Specifically, this press release contains forward-looking statements relating to the amendment of the terms of the Arrangement and the expected timing of the completion of the Arrangement. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of regulatory, shareholder and other approvals for the Arrangement. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Arrangement may not be completed on the terms contemplated or at all. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora trade on the Toronto Stock Exchange under the symbol BTE.R.

Baytex Energy Corp.
Press Release
May 12, 2014                                             Page 2 of 2

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com